UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

GolfSuites 1, Inc.

(Exact name of registrant as specified in its charter)

Commission File No. 024-11408 and 024-10938

Delaware	83-2379196

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2738 Falkenburg Road South Riverview, FL 33578	33578

(Address of principal executive offices)	(Zip Code)

(813) 621-5000

Registrant’s telephone number, including area code

Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

TABLE OF CONTENTS

BUSINESS	- 1 -

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	- 8 -

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES	- 11 -

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS	- 13 -

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	- 13 -

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDING DECEMBER 31, 2020 AND DECEMBER 31, 2019	- 15 -

In this Annual Report, the term “GolfSuites 1,” “we,” “us,” “our,” or “the company” refers to GolfSuites 1, Inc. a Delaware corporation and its wholly-owned subsidiaries on a consolidated basis. The term “GolfSuites Lubbock: refers to GolfSuites Lubbock, LLC and the term “GolfSuites Tulsa” refers to GolfSuites Tulsa, LLC.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE ANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ii

Item 1. Business

GolfSuites 1, Inc. (“GolfSuites” or the “company”) owns, leases and operates golf driving range entertainment centers in the United States. The company aims to provide entertainment centers known for their next generation hospitality and dining venues, high-tech gamified golf in climate-controlled suites, live entertainment, and spaces for both social and corporate functions. The company was incorporated in Delaware on October 25, 2018 as KGEM Golf Midwest, Inc. On January15, 2019, the company changed its name to GolfSuites 1, Inc.

The company owns two wholly owned subsidiaries, GolfSuites Tulsa, LLC, an Oklahoma limited liability company and GolfSuites Lubbock, LLC, a Texas limited liability company.

The company is a subsidiary of the GolfSuites, Inc. (the “Parent Company”). The Parent Company was incorporated in 2018 as a successor entity to KGE, LLC, which was created in 2016 to develop and operate a national chain of golf driving range entertainment centers. GolfSuites, Inc. change its name from KGEM Golf, Inc. to GolfSuites, Inc. on December 3, 2020.

Timeline

Below is a timeline of the company’s operating history.

•	On October 25, 2018, the company was incorporated.
•

In September 2019, GolfSuites 3, Inc., an affiliate of the company, began operating an facility in Jenks, Oklahoma (the “Tulsa Facility”) pursuant to a lease agreement governing the Tulsa Facility and an additional agreement governing the land on which it is located. Both lease agreements were entered into by GolfSuite 3’s wholly owned subsidiary, GolfSuites Tulsa.

•	On August 6, 2020, GolfSuites Lubbock was formed. It is a wholly owned subsidiary of the company.
•

In November 2020, the company began discussions and drafting documents to acquire the Tulsa Facility and the land on which it is located. The company believes that it will acquire the facility and land by Q2 2021.

•

On August 19, 2020, pursuant to the Membership Interest Purchase Agreement (“MIP Agreement”), GolfSuites Lubbock acquired 4ORE Golf, LLC, a Texas Limited Liability Company, (the “Lubbock Facility”). The Membership Interest Purchase Agreement is included as an Exhibit to this Annual Report.

•

On August 19, 2020, GolfSuites Lubbock, pursuant to the MIP Agreement, assumed the lease agreement governing the land on which the Lubbock Facility is located. The related lease agreement is included as an Exhibit to this Annual Report.

•	On December 30, 2020, the company acquired GolfSuites Tulsa from GolfSuites 3.

The Facilities

Current Facilities

Currently, the company operates two facilities. The Tulsa Facility and the Lubbock Facility.

The Tulsa Facility: Overview

The Tulsa Facility, located at 600 Riverwalk Terrace in the City of Jenks, County of Tulsa, Oklahoma. Below the company has compiled a list of what it believes to be the most appealing characteristics of the Tulsa Facility.

•	It is a mid-size venue consisting of approximately 53,102 rentable square feet and a driving range.
•

It is an entertainment facility, show casing live entertainment, gamified golf and various games such as pinball, pool and corn hole. It is also prides itself on its local chef inspired menus, craft cocktails and full-service restaurants.

•	It is located in a metropolitan area with a mid-size population.

•	Multiple university communities are a short distance away (less than ten miles).

•	There is an established millennial population within the area which fosters a trade market.

•	It is less than one mile to major highways, interstate access other large entertainment facilities, restaurant and recreational attractions.

During 2019, the company began re-branding and upgrading the facility. To date, the company has invested $275,000 into the Tulsa Facility. The company believes that an additional $600,000 will be needed to complete the rebranding and necessary upgrades of the facility.

The Tulsa Facility: Lease Agreement

•	The term of the Tulsa Facility lease agreement is 25 years.

•	Annual base lease payments are $360,000, adjustable throughout the terms of the lease.

•	GolfSuites Tulsa is entitled to 50% of the net cash flow.

•	GolfSuites Tulsa had net cash from this facility (net of operating expenses and lease payments) beginning September 2019.

•	The Tulsa Facility lease agreement, relating to the land on which the facility is located, is for a term of 25 years.

•	Annual base lease payments are $360,000, adjustable throughout the terms of the lease.

The Lubbock Facility: Overview

The Lubbock Facility is located at 6909 Marsha Sharp Fwy, Lubbock, Texas 79407. Below the company has compiled a list of what it believes to be the most appealing characteristics of the Lubbock Facility.

•	It is a mid-size venue with a driving range.

•

It is an entertainment facility, show casing live entertainment, gamified golf and various games such as pinball, pool and corn hole.  It is also prides itself on its local chef inspired menus, craft cocktails and full-service restaurants.

•	It is located in a metropolitan area with a mid-size population.

•	Multiple university communities are a short distance away (less than ten miles).

•	There is an established millennial population within the area which fosters a trade market.

•	It is less than one mile to major highways, interstate access other large entertainment facilities, restaurant and recreational attractions.

The Lubbock Facility currently operates under the 4ORE! Golf brand. The company has not yet begun to re-branding this facility but will begin rebranding it as a GolfSuites facility during the first half of 2021. The company believes it will cost approximately $400,000 to complete the rebranding and necessary upgrades of the Lubbock Facility.

The Lubbock Facility: Lease Agreement

•	The lease agreement related to the land on which the facility is on is for a term of 20 years, terminating October 31, 2038. The beginning monthly rent is $13,000 annually and increases by 2% every year thereafter. The lease includes twenty 5 year options for renewal.

•

In addition, the company maintains a nuisance lease. This lease was agreed to with the owner of the adjacent property because golf balls were going over the net surrounding the driving range and landing on the adjacent property.

The lease expires on August 29, 2023.

Future Facilities

Over the next year the company intends to develop Studios as well as to continue to source existing facilities and/or purchase land for future facilities where such opportunities exist.

Studios

The company intends to begin operating Studios in Q2 2021. Studios will offer high-tech gamified golf in climate controlled suites, while also offering access to high-end hospitality and dining experiences. Studios will be installed in indoor and outdoor shopping centers and office buildings throughout the United States.

Sourcing Facilities

When contemplating leasing already existing facilities, purchasing existing facilities, or building a facility from the ground up the company looks as the following factors to determine whether the project is suited for the company:

•	Location and size of each future facility.

•	Large and mid-size populations within metropolitan areas.
•	University communities with populations of at least 100,000.
•	Local millennial populations.
•	The proximity to major highway, interstate access other large entertainment facilities, restaurant and recreational attractions.
•	Ongoing growth trends in the selected area.
•	Proximity of select population bases including: university students, types of housing developments and employment rates.
•	Whether a local government is cooperative and favors the development of leisure facilities.
•	Cost of land.
•	Availability and potential threat of competitor facilities within the vicinity.
•	Favorable mortgage/lender terms and relationships.

When contemplating developing Studios, otherwise known as, golf driving range simulator lounges with full food and beverage to be located in indoor and outdoor shopping centers and office buildings nationwide, the company will look at the following factors to determine whether a project is suited for the company:

•	Size of the facility.

•	Speed of developed.

•	Amount of capital required for development.

•	Impact of COVID-19 on a particular community.

Financing Facilities

The company intends to lease and/or purchase already existing facilities with a combination of the following:

•	The proceeds of the Regulation A offering.
•	Funds advanced to GolfSuites by the Parent Company.
•	Mortgage financing provided by banks, private equity funds, lending-REITs and/or other financial institutions.

The company intends to develop Studios with a combination of the following:

•	The proceeds of the Regulation A offering.
•	Funds advanced to GolfSuites by the Parent Company.
•	Mortgage financing provided by banks, private equity funds, lending-REITs and/or other financial institutions.

The company intends to purchase land to begin the construction of facilities with a combination of the following:

•	The proceeds of this offering.
•	Funds advanced to GolfSuites by the Parent Company.
•	Mortgage financing provided by banks, private equity funds, lending-REITs and/or other financial institutions.

Recent Updates

GolfSuites, Baton Rouge, LLC a limited liability company was incorporated in the State of Louisiana on March 21, 2021 (“GSBR”). GSBR is a wholly owned subsidiary of the company.

On February 9, 2021, GSBR entered into a lease agreement. The lease agreement provides for the lease of an approximate 18-acre existing driving range located at 8181 Siegen Lane, Baton Rouge, LA (the “GSBR Facility”) and has a term of five years. The lease commenced on March 1, 2021.

The GSBR Facility: Overview

The GSBR Facility, located at 8181 Siegen Lane, Baton Rouge, LA . Below the company has compiled a list of what it believes to be the most appealing characteristics of the GSBR Facility.

•	It is a mid-size venue consisting of approximately 40 bays and a driving range.
•

It is an entertainment facility, show casing live entertainment, gamified golf and various games such as pinball, pool and corn hole. It is also prides itself on its local chef inspired menus, craft cocktails and full-service restaurants.

•	It is located in a metropolitan area with a mid-size population.

•	Multiple university communities are a short distance away (less than ten miles).

•	There is an established millennial population within the area which fosters a trade market.

•	It is less than one mile to major highways, interstate access other large entertainment facilities, restaurant and recreational attractions.

The company believes the re-branding and upgrading of the facility will be complete by then end of Q2 2021.

The GSBR Facility: Lease Agreement

•	The term of the GSBR Facility lease agreement is 5 years, however the company has the option to extend the lease for 2 periods of 5 years.

•	Annual base lease payments range from $15,000, for the first year, $39,600 for the second year and $60,000 for years 3-5.

Management of the Facilities

The Parent Company oversees the management of all of the company’s locations and will oversee the management of all future locations. We intend that all the facilities will operate similar to the Tulsa and Lubbock facilities, where the company and/or its subsidiaries employ management teams and staff to operate each facility whether it is leased facility, owned facility, Studio, or built from the ground up.

Market Sector

The company participates in the recreational sporting and entertainment facilities market. The company believes this market to be young, fast-growing and under-served. This market overlaps three growing, highly profitable markets: the golf market, the recreation/sporting entertainment sector and the food and beverage portion of the hospitality industry. The company competes for revenues from customer spending in each of these three sectors.

Target Audience

The company has five primary target audiences:

•	Families looking for a fun experience for their kids and friends.

•	Experience Seekers, Millennials, Gen-Xers, Boomers seeking unique, fun night/weekend entertainment.

•	Recreational and avid golfers.

•	Businesses wanting team building, business gatherings, incentive rewards and corporate event venues with food and entertainment.

•	Get together/Fundraiser planners looking for unique locations for parties, celebrations and fund-raising events.

Management Services from GolfSuites

GolfSuites entered into a management services agreement with the Parent Company effective as of August 12, 2019 (the “Management Services Agreement”). Under that agreement, The Parent Company will manage the company and allow the company to use certain intellectual property and business concepts. The company will incur direct capitalized costs and overhead expenses.

Some direct capitalized costs and overhead expenses will be paid by the company directly (e.g., salaries, board of director and board of advisor fees, employee benefits, and general administrative costs) while other capitalized costs and overhead expenses will be paid by the Parent Company and then reimbursed by the company (e.g., architectural costs, engineering, land, zoning and permitting and other costs directly related to assets belonging to the company).

In addition, the company will pay the Parent Company monthly management fees as follows:

•	Operating facilities: 4% of gross operating revenues once facilities are opened.

o	Parent Company shall calculate 4% of gross revenue amount of the immediate past month, and the Parent Company shall invoice the company for the specific management fee amount on a monthly basis.

•	Facilities that are not operational: 3% of all-in development costs.

o

The “in-development costs” shall be calculated as the total amount of the hard and soft development costs, which include, but are not limited to, the total costs of land, development and entitlement costs, all construction costs, engineering and design costs, and contractor fees (the “In-Development Costs”) paid by the company in the immediate past month.  The Parent Company shall invoice the company for the specific management fee amount on a monthly basis.

The Tulsa Facility and the Lubbock Facility are considered operating facilities.

The initial term of the Management Services Agreement is for ten years. Upon expiration of the agreement it will automatically renew for another two years. Either party can terminate the agreement provided 120 days written notice has been given to the other party. The Management Services Agreement may also be terminated upon certain events of default, including but not limited to, material breaches of the agreement and also if one party files for bankruptcy or otherwise liquidates.

In the event the Parent Company were to file for bankruptcy or otherwise liquidate, the company would have to seek another provider of management services or make arrangements for such services to be provided in-house, including the hiring of additional personnel.

This agreement amended and replaced the agreement dated April 15, 2019. The company had previously accrued costs under that agreement.

For additional information please see the Management Services Agreement, which is an Exhibit to this Annual Report.

Competition

Direct competitors

The company’s largest competitor in this emerging market is TopGolf. As of December 2020, there are 53 branded TopGolf locations (50 in the United States).   Its first facilities were developed less than 20 years ago, and according to public reporting TopGolf intends to add 7 - 10 new venues annually and has 10 facilities listed as “coming soon” on its website. Other competitors include local and regional facilities as well as other national chains, including DriveShack, 1Up Golf, Big Shots, and Driv.

Indirect competitors

Indirect competitors include sports-themed entertainment facilities with food and beverage offerings that revolve around other sports including, but not limited to bowling, ping pong, baseball, NASCAR, etc. These include PINS Mechanical, Main Event (40+ locations), Lucky Strike, Bowl More, iDrive NASCAR, iFly, and Dave & Buster’s (139 locations as of December 2020), to name a few.

In addition, new entertainment themed centers are being developed within the US that merge retail, food and beverage, entertainment and hospitality into single, tightly-packed mixed-use destinations of 1-3 million square feet. These new developments include American Dream (Miami) and American Dream (NYC), as well as numerous other smaller developments throughout the US. Facilities like these typically include entertainment amenities such as water parks, skydiving, surfing, ice-rinks, drive-in movie theatres, hybrid golf facilities, miniature golf, theme parks, observation wheels, climbing walls, X4D movie theatres, and aquariums.

Employees

The company currently has one full-time employee, Scott McCurry, who currently manages the day-to-day operations of the company, including the Tulsa Facility and the Lubbock Facility. The Tulsa Facility and the Lubbock Facility currently employ approximately 250 employees in the following roles: restaurant service, marketing, management, facilities management, event sales, golf instruction and retail.

In addition, the Parent Company employs eight individuals, all of whom spend up to half of their time working on matters related to the company and various related entities. The amount of time that an employee of the Parent Company will dedicate to GolfSuites will vary from week to week depending on the current needs of the company.

Regulation

Currently, the company has obtained a state liquor license in Oklahoma for the Tulsa Facility and a state liquor license in Texas for the Lubbock Facility. In addition to the liquor licenses, certain other licenses that may be required for the company’s planned operations include:

•	State liquor license.
•	State reuse/resale tax for products including but not limited to golf clubs, and apparel.
•	County resale tax certificate.
•	“Doing Business As” certificates for applicable states.
•	Health department and food service license for each facility.
•	Elevator and Fire department certifications, required annually.

Intellectual Property

The Parent Company has filed the following name trademarks and GolfSuites intends to enter into a license agreement with the Parent Company for use of the following trademarks:

•	GolfSuites
•	Off The Deck
•	FirstCut

Litigation

The company has no litigation pending and the management team is not aware of any pending or threatened legal action relating to the company business, intellectual property, conduct or other business issues.

Item 2.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our consolidated financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed elsewhere in this Annual Report.

Overview

GolfSuites 1, Inc. owns, leases and operates golf driving range entertainment centers in the United States. The entertainment centers aim to provide next generation hospitality and dining venues, high-tech gamified golf in climate-controlled suites, live entertainment, and spaces for both social and corporate functions.

As of December 31, 2020, the company owns 100% of GolfSuites Tulsa, LLC and 100% of GolfSuites Lubbock, LLC. The Tulsa Facility was formerly operated under the FlyingTee brand and the Lubbock Facility still operates under the 4ORE! Golf brand, but is being re-branded to GolfSuites during the first half of 2021. GolfSuites Tulsa began recording revenues for its Tulsa Facility in September 2019 and the company began recording revenues for the Lubbock Facility in August 2020. The financial statements include the operations of GolfSuites Tulsa for 2019 (from September 2019 through December 31, 2019) and 2020 and GolfSuites Lubbock since the acquisition date of mid-August; however, minority interest in the loss related to GolfSuites Lubbock, LLC has been reflected in the financial statements of the company due to GolfSuites Lubbock’s partial ownership of the Lubbock facility from mid-August through mid-November, when it took over 100% ownership.

To date, revenues have come from the following activities:

•	Suite rentals.

•	Food and beverage sales.

•	Coaching and instruction services.

•	Individual and corporate membership sales.

•	Retail sales.

The company collects revenue upon sale of an item (including: membership sales, food and beverage sales, apparel etc.) and recognize the revenue when the sale is made.

Operating expenses currently consist of advertising and marketing expenses and general administrative expenses.

Results of Operations

The company was incorporated on October 25, 2018. The company’s revenues increased to $4,547,636 for the fiscal year December 31, 2020 (“Fiscal 2020”) from $976,063 from the fiscal year ended December 31, 2019 (“Fiscal 2019”), a $3,571,57 (366%) increase. The increase was due to since the 2019 revenues reflect a partial year of operations for the Tulsa facility while the 2020 revenues include a full year of revenues for the Tulsa facility as well as a partial year of revenues from the Lubbock facility.

The company’s cost of revenues increased by $553,187 (215%) to $810,764 in Fiscal 2020 from $257,577 in Fiscal 2019 related to the inclusion of the Lubbock Facility and Tulsa Facility. Our gross margin increased to $3,736,872 from $718,486 for Fiscal 2020 and Fiscal 2019, respectively. Our gross margins increased to 82% from 74% reflecting material increases in food and beverage in purchasing efficiencies.

Total operating expenses for the year ended December 31, 2020 increased to $3,778,474 from $1,085,609 for the year ended December 31, 2019, an increase of $2,692,865 (249%). The company incurred $2,276,931 in Salaries during the year ended December 31, 2020, compared to $646,013 for the year ended December 31, 2019. Utilities increased to $152,486 during the year ended December 31, 2020, compared to $63,065. Other selling, general and administrative was $504,425 for the year ended December 31, 2020, compared to $95,434 for the year ended December 31, 2019. The increase in salaries, utilities and SG&A are primarily related to costs associated with acquisition of the Lubbock Facility and recording a full year of operations for the Tulsa facility in 2020.

Other income (expense) includes PPP loan forgiveness, depreciation and amortization, interest expense, and Reg A and Reg D share sale costs and other income (expense). The company had other expenses of $676,690 in Fiscal 2020, an increase in $1,159 (0.002%) from $675,531 in Fiscal 2019. The company only recorded an expense of $675,531 for other income (expense) in Fiscal 2019. In Fiscal 2020, the company recorded income $893,400 for PPP loan forgiveness related to $475,000 for PPP loans related to GolfSuites Tulsa and $418,400 for PPP loans related to GolfSuites Lubbock; depreciation and amortization of $395,793 an interest expense of $260,777, an expense of $915,938 related Reg A and Reg D share sale costs and $2,418 for other income.

In Fiscal 2020, the company recorded a loss of $33,779 related to the minority interest held in the Lubbock Facility.

As a result of the foregoing, the company generated a net loss for Fiscal 2020 and Fiscal 2019 of $(684,513) from $(1,042,654), respectively.

Liquidity and Capital Resources

As of December 31, 2020, the company’s cash on hand was $538,519. Since inception GolfSuites has also relied upon the cash advances from its current shareholder the Parent Company and management as well as funds raised in the company’s offering under Regulation A. Since taken over the operations for the Lubbock Facility and the Tulsa Facility, the company has also been relying on revenues from those facilities. The company plans to continue to try to raise additional capital through additional offerings and mortgage financing. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

The company launched a Regulation A offering in May 2019, which terminated in May 2020. The total amount raised in the offering was approximately $1,334,218. The company has since launched a second Regulation A offering in February 2021.

Indebtedness

Advances from the Parent Company and its Shareholders

•	The company has received working capital to cover expenses and costs while preparing for the securities offering from the Parent Company. The balance of those advances at December 31, 2020 and December 31, 2019 was $1,691,239 and $1,026,858 The company has formalized some of these borrowings but expects to repay all of these amounts whether a formal promissory note exists of note. The agreements are between related parties. Therefore there is no guarantee that the rates or terms are commensurate with arm’s-length arrangements.

•	The company received advances from four shareholders of the Parent Company. The balance of these parent entity shareholder advances totaled $1,113,517 and $1,026,858 as of December 31, 2020 and December 31, 2019 respectively. These balances are recorded as a liabilities of the company. These notes payable relate to the Lubbock Facility mortgage financing bear annual accruing interest rate of 12%. The notes were 90 day notes and the Company and the shareholders have yet to formalize the extension of the notes.

Lease Obligations

•	Lubbock Facility

o	The company took over a construction loan with First United Bank, with an interest rate of 4% and a lease ended date of October 31, 2038. As of December 31, 2020, the company recorded $6,936,381 in liabilities for this mortgage, the mortgage was secured by a third party guarantor.

o	The company took over the Amended and Restated Ground Lease, executed on October 30, 2018 for a 20 year term. The beginning monthly rent is $13,000 annually and increases by 2% every year thereafter. The lease includes twenty 5 year options for renewal.

o	The company took over a lease with Hub City Main Street Investments, LLC. The lease provides for a 5 year term with monthly payments of $2,500. This lease is often referred to as a nuisance lease as it is agreed to with the owner of the adjacent property owner because golf balls were going over the net surrounding the driving range and landing on the adjacent property. The lease expires on August 29, 2023.

•	Tulsa Facility

o	GolfSuites Tulsa is a party to a 25-year lease agreement, dated September 13, 2019, and entered into between GolfSuites Tulsa and Onefire Holding Company, LLC (“Onefire”) (the “Tulsa Lease Agreement”). Onefire is entitled to annual payments of $360,000 and 50% of net cash flow. The Tulsa Lease is included as an Exhibit to this Annual Report.

o	On March 5, 2020 GolfSuites Tulsa entered into a Lease Amendment Agreement with Onefire. This agreement provides for the deferment of base rent and additional rent for the period from January 1, 2020, through March 31, 2020. The Lease Amendment Agreement is filed as an Exhibit to this Annual Report.

o	On July 6, 2020 the company took out a loan for equipment financing with First Oklahoma Bank in the amount of $198,580. The loan bears an interest rate of 5.25% and expires on July 6, 2025. As of December 31, 2020, the outstanding principal and accrued interested on the loan was $198,580.

•	The company also has $131,000 in an unsecured note payable. This is recorded as a current liability.

EIDL and Paycheck Protection Program loans

•	On June 25, 2020, 4ORE Golf, LLC obtained an EIDL loan of $150,000 and a $10,000 EIDL grant. The loan accrues an annual interest rate of 3.75% and is due on June 24, 2050. GolfSuites Lubbock acquired 4ORE Golf, LLC in August 2020 and is responsible for the repayment of this loan when and if it comes due. As for December 31, 2020, the principal and interest outstanding on the loan was $150,000.

•	On October 1, 2020, GolfSuites Tulsa applied for $150,000 under the EIDL. The loan was granted in Q1 2021.

•	In 2021 GolfSuites Tulsa received $665,000 under the Paycheck Protection Program (“PPP”) of the Small Business Administration (“SBA”). The lender is First Oklahoma Bank. The company expects the loan will be forgiven in 2021.

•	In 2021 GolfSuites Lubbock received $408,100 under the PPP of the SBA. The company expects the loan will be forgiven in 2021.

Trends

GolfSuites participates in the recreational sporting and entertainment facilities market. It believes this market to be young, fast-growing and under-served. This market overlaps three growing, highly profitable markets: the golf market, the recreation/sporting entertainment sector and the food and beverage portion of the hospitality industry. GolfSuites competes for revenues from customer spending in each of these three sectors. Since money spent in those sectors is discretionary income, the company believes it is reliant on economic trends in the United States.

COVID-19 pandemic has had an impact on the company’s plans and the operation of its facilities. For instance, while social distancing is still required, the Tulsa Facility and the Lubbock Facility have to limit the number of potential customers and limit their ability to function at capacity. However, due to the open air nature of our facilities, the limitations have been less restrictive than other sporting and entertainment facilities. To date, there have been limited restrictions on construction so the company has been able to continue the rebranding of the Tulsa Facility and plan for the rebranding of the Lubbock Facility.

Going Concern

The company’s independent auditor, Artesian CPA, LLC audited the company’s consolidated financial statements as of December 31, 2020 assuming that the company will continue as a going concern.

Item 3.

Directors, Executive Officers and Significant Employees

The table below sets forth the officers and directors of the company as of December 31, 2020.

Name	Position	Employer	Age	Term of Office (If indefinite give date of appointment)
Gerald Ellenburg	CEO, Director, Secretary, Treasurer	GolfSuites 1, Inc.	71	March 14, 2019

The table below sets forth the officers and directors of the Parent Company.

Name	Position	Employer	Age	Term of Office (If indefinite give date of appointment)
Gerald Ellenburg	Director Chairman Chief Executive Officer and Secretary	GolfSuites, Inc.	71	November 8, 2018
Ryan Koenig	Director, Development Director	GolfSuites, Inc.	42	November 8, 2018
John Galvin	Director	GolfSuites, Inc.	56	November 8, 2018
Nicholas Flanagan	President, Chief Operating Officer	GolfSuites, Inc.	54	July 1, 2019
Scott McCurry	VP Operations

David A. Morris III	Consulting CFO	GolfSuites, Inc.	63	November 8, 2018
Michael Zylstra	VP, Chief Administrative Officer	GolfSuites, Inc.	54	July 1, 2019
Ryan Ellenburg	Capital Markets Directors	GolfSuites, Inc.	39	July 1, 2019

Gerald Ellenburg

Gerald Ellenburg (“Jerry”) is the Chairman and Chief Executive Officer of the Parent Company since November 2018 and GolfSuites since March 2019. Jerry also serves as the Chairman and Chief Executive Officer of ERC Home Builders, Inc. (f/k/a, ERC Investment Properties, LLC) since March 2011. Jerry has a total of 35 years of experience in real estate ownership, management and financing of multi-family properties, management of over $750 million in debt and equity financing. Jerry graduated from the University of California, Berkeley in 1971, and is a California-licensed CPA (inactive).

Nicholas Flanagan

Nick Flanagan is the Chief Operating Officer of the Parent Company since July 1, 2019.  Nick is a 30 year veteran of major restaurant and retail branded companies. From 1989 to 2004 he served in various roles with Steak & Ale Restaurant Corp.  From 2004 to June 2019 Nick served in various roles at Cracker Barrel Old Country Store, Inc. (“Cracker Barrel”). Nick’s most recent role at Cracker Barrel was Senior Vice President of Restaurant & Retail Operations.  While in this role, he served on the company’s executive team. Nick graduated from the University of Central Florida in 1989 with a Bachelor of Business Administration degree.

John Galvin

John Galvin is a Director and Development Director of the Parent Company since November 2018. From June 2017 until present, John has served as the Chief Branding and Experience Officer at Boulevard Strategies. John is the Founder and Chief Experience Officer of 7Nine Partners since January 2014. John has a total of 31 years in marketing, branding, experience design, advertising and promotion for companies including, but not limited to, Ford, JP Morgan Chase, Citi, Lowe’s, Victoria’s Secret, Champion Sportswear, and Dick’s Sporting Goods. John graduated from The Ohio State University in 1987.

Ryan Koenig

Ryan Koenig is a Director and the Chief Development Officer of the Parent Company since November 2018. Ryan also serves as President and Chief Operating Officer of ERC Homebuilders, Inc., a position he has held since December 2018. From March 2011 until the present, he has been the Chief Development Officer at eResidential and Commercial LLC (eRC Homes). Ryan has over 20 years of experience in real estate development and construction with the following companies: Wood Partners Camden Properties, Turner Construction and Zaremba Development. Ryan has overseen approximately $500 million in completed construction projects.

Scott McCurry

Scott McCurry has been the Vice President of Operations for the company since September 1, 2019. Scott is an operations executive with over 25 years of experience in the Hospitality and Entertainment Industry. Previously, Scott was the National Director of Operations for K1 Speed from September 2017 to September 2019, helping it grow in domestic and international size while adding food beverage to the brand while improving the guest experience.  Prior to K1Speed, Scott was the National Director of Operations of Topgolf from February 2014 to September 2017.  Prior to that Scott was their Director of Operations, a position he held since July 2012.  At Topgolf, Scott helped build the brand from six venues to over 40 venues each averaging $20 million in revenue a year.

David A. Morris III

David Morris is the Consulting Chief Financial Officer of the Parent Company since November 2018. David is also the Consulting Chief Financial Officer at ERC Homebuilders since March 2011 until present. David has over 30 years of experience in finance and financial forensics. During his tenure at GolfSuites, David oversees the following:

•	tax planning,
•	compliance,
•	accounting,
•	audit,
•	forecasts and
•	investment analysis.

David’s’ career has included the Vice-Presidency of Finance at Belz Enterprises, a large real estate development and management company.  David graduated from the University of Wisconsin, La Crosse, in 1980 and is a Tennessee-licensed CPA.

Michael Zylstra

Michael Zylstra is the Chief Administrative Officer of the Parent Company since July 1, 2019.  From 1992 until 2017 Michael has worked extensively in the restaurant and retail industry with Cracker Barrel. In his most recent role at Cracker Barrel Michael served as VP, General Counsel & Corporate Secretary.  Michael graduated from the University of Western Ontario in 1988 and from Cumberland School of Law at Samford University in 1991.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

For the fiscal year ended December 31, 2020, the company compensated one of its executive officers and directors. Scott McCurry was paid as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Scott McCurry	VP of Operations	$240,000	$0	$240,000

For the fiscal year ended December 31, 2020, the company did not pay its directors in their capacity as directors. There is one director in this group.

In the future, the company will have to pay Mr. McCurry as well as additional officers, directors and other employees, which will impact the company’s financial condition and results of operations, as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The company may choose to establish an equity compensation plan for its management and other employees in the future. Further, as the company grows, the company intends to add other executives, including but not limited to, a General Manager, a Food and Beverage Manager and a Golf Manager.

Item 4.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of December 31, 2020, GolfSuites voting securities that are owned by its executive officers, directors and other persons holding more than 10% of the company’s voting securities.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class B Common Stock	GolfSuites, Inc. 2738 Falkenburg Road South, Riverview, FL 33578	18,000,000	N/A	100%

There are currently no outstanding shares of the company’s Class A Common Stock and 345,172 shares outstanding of the company’s Preferred Stock.

The following table sets out, as of December 31, 2020, the Parent Company’s voting securities that are owned by the company’s executive officers, directors and other persons holding more than 10% of the company’s voting securities.

Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Gerald Ellenburg	24,000,000	N/A	12.45%
	John Galvin	19,950,000	N/A	10.35%
	Ryan Koenig	19,950,000	N/A	10.35%
	Kyle Morris	19,950,000	N/A	10.35%

(1)	The address for all the executive officers, directors, and beneficial owners is c/o GolfSuites, Inc. 2738 Falkenburg Road South, Riverview, FL 33578.

Item 5.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Relationship with the Parent Company

The Company has received working capital from its parent entity to cover expenses and costs while preparing for the securities offering. The balance of these advances at December 31, 2020 and 2019 totaled $1,691,239 and $11,049, respectively. In addition, the Company received advances from shareholders of the parent entity. The balance of these parent entity shareholder advances totaled $1,113,517 and $1,026,858 as of December 31, 2020 and 2019, respectively. These advances are recorded as liabilities of the Company. The Company has formalized some of these borrowings but expects to repay all of these amounts whether a formal promissory note exists or not. The agreements are between related parties. Therefore, there is no guarantee that rates or terms are commensurate with arm’s-length arrangements.

Management Services Agreement

The company has entered into a Management Services Agreement with the Parent Company. Pursuant to this agreement, the Parent Company will license all intellectual property and business concepts and design necessary for GolfSuites to conduct its business and under the direction of our Board of Directors, the Parent Company is to provide services to GolfSuites including: Supervision the operations of GolfSuites, and Management all necessary negotiations relating to the business, personnel, etc. In return for the aforementioned services GolfSuites agrees to pay the Parent Company a monthly management fee:

•	Operational facilities: 4% of gross operating revenues

•	Facilities that are not operational: 3% of all In-Development Costs

The initial term of the agreement is for ten years. Upon expiration of the agreement it shall automatically renew for another two years. Either party can terminate the agreement provided 120 days written notice has been given to the other party. see “The Company’s Business – Management Services from GolfSuites

Relationship with ERC Communities, Inc.

Some of the parties involved with the operation and management of the company, including Gerald Ellenburg, David Morris, and Ryan Koenig, have other relationships that may create disincentives to act in the best interest of the company and its investors. These parties are also involved with ERC Communities, Inc. and its subsidiaries in similar capacities. These conflicts may inhibit or interfere with the sound and profitable operation of the company.

Item 6. Other Information

None.

Item 7.

FINANCIAL STATEMENTS

GolfSuites 1, Inc.
and Subsidiaries

Consolidated Financial Statements

As of, and for the Years Ended December 31, 2020 and 2019

INDEPENDENT AUDITOR’S REPORT

April 20, 2021

To:	Board of Directors, GolfSuites 1, Inc.
Attn: Gerald D. Ellenburg

Re:	2020-2019 Financial Statement Audit

We have audited the accompanying consolidated financial statements of GolfSuites 1, Inc. (a corporation organized in Delaware) (the “Company”), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, stockholders’ equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company’s financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholders’ equity and its cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes to the financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group, LLC

Aurora, Colorado

April 20, 2021

GolfSuites 1, Inc.
and Subsidiaries

Consolidated Financial Statements
As of, and for the Years Ended December 31, 2020 and 2019
Table of Contents

Balance Sheet as of December 31, 2020 and 2019	- 19 -

Statement of Operations for the years ended December 31, 2020 and 2019	- 20-

Statement of Changes in Stockholders' Equity for the years ended December 31, 2020 and 2019	- 21 -

Statement of Changes in Cash Flows for the years ended December 31, 2020 and 2019	- 22 -

Consolidating Statements for GolfSuites 1, Inc.	- 24 -

Notes and Additional Dislosures to the Financial Statements as of December 31, 2020	- 25 -

GolfSuites 1, Inc. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2020 and 2019
See independent Auditor's report

	2020	2019
ASSETS
Current assets
Cash and cash equivalents	$538,519	$32,866
Accounts receivable	64,434	12,499
Inventory	88,286	-
Prepaid expenses	1,713	-
Total current assets	692,952	45,365
Property, plant and equipment, net
Land and building improvements	6,867,239	175,700
Furniture, fixtures and equipment	3,524,920	432,432
Accumulated depreciation	(1,917,002)	-
Property, plant and equipment, net	8,475,157	608,132
Right of use assets, net of accumulated amortization	8,605,293	6,304,783
Other assets
Other assets	43,087	-
Goodwill	1,749,255	859,759
Total other assets	1,792,342	859,759
TOTAL ASSETS	$19,565,744	$7,818,039

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Notes payable, current portion	$396,853	$-
Lease liabilities, current portion	180,113	66,518
Accounts payable and accrued expenses	1,283,826	1,231,098
EIDL loans payable	149,900	-
Total current liabilities	2,010,692	1,297,616
Non-current liabilities
Notes payable, long-term portion	6,862,858	-
Lease liabilities, long-term portion	8,469,853	6,238,265
Advances from sharholders of Golfsuites, Inc. (parent company)	1,113,517	-
Advances from GolfSuites, Inc. (parent company)	1,691,239	1,026,858
Total non-current liabilities	18,137,467	7,265,123
TOTAL LIABILITIES	20,148,159	8,562,739
Stockholders' equity
Common stock, Class A: 132,000,000 shares authorized, $0.00001 par, no shares issued and outstanding	-	-
Common stock, Class B: 18,000,000 shares authorized, $0.00001 par, 18,000,000 shares issued and outstanding	180	180
Preferred stock, Class A: 10,000,000 shares authorized, 274,742 shares issued and outstanding	1,304,534	381,295
Preferred stock, Other: 40,000,000 shares authorized, no shares issued and outstanding	-	-
Retained earnings, net of dividends	(1,887,129)	(1,126,175)
TOTAL EQUITY	(582,415)	(744,700)
TOTAL LIABILITIES AND EQUITY	$19,565,744	$7,818,039

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc. and Subsidiaries
Consolidated Statement of Operations
For the Years Ended December 31, 2020 and 2019
See independent Auditor's report

	2020	2019
Revenues	$4,547,636	$976,063
Cost of revenues	810,764	257,577
Gross profit (loss)	3,736,872	718,486
Operating expenses
Advertising and marketing	52,674	46,164
Salaries - operational	2,276,931	646,013
Employee benefits and taxes	225,080	-
Property lease and affiliated costs	56,872	-
Equipment and repairs	78,027	139,125
Gaming and software	70,881	-
Utilities and telephone	152,486	63,065
Credit card fees	65,210	-
Insurance	115,548	65,736
Professional fees	62,129	30,072
License fees	46,358	-
Property and local taxes	71,853	-
Other selling, general and administrative	504,425	95,434
Total operating expenses	3,778,474	1,085,609
Net operating loss	(41,602)	(367,123)
Other income (expense)
PPP loan forgiveness	893,400	-
Depreciation and amortization	(395,793)	-
Interest expense	(260,777)	-
Reg A and Reg D share sale costs	(915,938)	(675,531)
Other income (expense)	2,418	-
Net other expense	(676,690)	(675,531)
Net income (loss) before minority interest	(718,292)	(1,042,654)
Minority interest share of loss (income)	33,779	-
Net loss	$(684,513)	$(1,042,654)

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc. and Subsidiaries
Consolidated Statement of Stockholders' Equity (Deficit)
For the Years Ended December 31, 2020 and 2019
See independent Auditor's report

	Class A		Class B		Class A		Other		Retained	Total
	Common Stock		Common Stock		Preferred Stock		Preferred Stock		Earnings, Net	Stockholders'
	Shares	Value	Shares	Value	Shares	Value	Shares	Value	of Dividends	Equity (Deficit)
Balance as of December 31, 2018	18,000,000	$180	-	$-	-	$-	-	$-	$(83,521)	$(83,341)
Recapitalization	(18,000,000)	(180)	18,000,000	180	-	-	-	-	-	-
Share issuance	-	-	-	-	74,038	381,295	-	-	-	381,295
Net loss	-	-	-	-	-	-	-	-	(1,042,654)	(1,042,654)
Balance as of December 31, 2019	-	-	18,000,000	180	74,038	381,295	-	-	(1,126,175)	(744,700)
Share issuance	-	-	-	-	200,704	923,239	-	-	-	923,239
Net loss	-	-	-	-	-	-	-	-	(684,513)	(684,513)
Dividends	-	-	-	-	-	-	-	-	(76,441)	(76,441)
Balance as of September 30, 2020	-	$-	18,000,000	$180	274,742	$1,304,534	-	$-	$(1,887,129)	$(582,415)

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc. and Subsidiaries
Consolidated Statement of Cash Flows
For the Years Ended December 31, 2020 and 2019
See independent Auditor's report

	2020	2019
Cash Flows from Operating Activities
Net loss	$(684,513)	$(1,042,654)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Minority interest share of income (loss)	(33,779)	-
Depreciation and amortization	395,793	-
Changes in operating assets and liabilities
Accounts receivable	(26,935)	-
Inventory	(53,286)	-
Prepaid expenses	295	-
Accounts payable and accrued expenses	28,881	700,459
Other assets	(10,624)
Reg A and Reg D share sale costs	915,938	675,531
Net cash used in operating activities	531,770	333,336

Cash Flows from Investing Activities
Acquisition of operating golf entities	(1,550,517)	(1,019,878)
Purchase of property and equipment	(2,315)	-
Net cash used in investing activities	(1,552,832)	(1,019,878)

Cash Flows from Financing Activities
Proceeds from issuance of common stock	-	-
Proceeds from issuance of perferred stock	923,239	381,295
Proceeds from PPP and EIDL loans, net of forgiveness	149,900	-
Proceeds from notes payable	331,000	-
Principal payments on mortgages, equipment loans and leases	(163,739)	-
Shareholder and related party advances, net	1,278,694	337,933
Dividend payments	(76,441)	-
Reg A and Reg D share sale costs	(915,938)	(675,531)
Net cash provided by financing activities	1,526,715	719,228
Net Change In Cash and Cash Equivalents	505,653	32,686
Cash and Cash Equivalents, Beginning of Period	32,866	180
Cash and Cash Equivalents, End of Period	$538,519	$32,866

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc. and Subsidiaries
Consolidating Balance Sheets
As of December 31, 2020

	GolfSuites 1,	GolfSuites	GolfSuites			Consolidated
	Inc.	Tulsa, LLC	Lubbock, LLC	Combined	Eliminations	2020	2019
		(a)	(b)
ASSETS
Current assets
Cash and cash equivalents	$1,000	$35,948	$501,571	$538,519	$-	$538,519	$32,866
Accounts receivable	-	7,862	56,572	64,434	-	64,434	12,499
Inventory	-	39,136	49,150	88,286	-	88,286	-
Prepaid expenses	-	-	1,713	1,713	-	1,713	-
Total current assets	1,000	82,946	609,006	692,952	-	692,952	45,365
Property, plant and equipment, net
Land and building improvements	-	175,700	6,691,539	6,867,239	-	6,867,239	175,700
Furniture, fixtures and equipment	-	432,432	3,092,488	3,524,920	-	3,524,920	432,432
Accumulated depreciation	-	(73,186)	(1,843,816)	(1,917,002)	-	(1,917,002)	-
Property, plant and equipment, net	-	534,946	7,940,211	8,475,157	-	8,475,157	608,132
Right of use assets, net of accumulated amortization	-	6,217,217	2,388,076	8,605,293	-	8,605,293	6,304,783
Other assets
Investment in subsidiaries	2,502,341	-	-	2,502,341	(2,502,341)	-	-
Other assets	-	15,134	27,953	43,087	-	43,087	-
Goodwill	-	859,760	889,495	1,749,255	-	1,749,255	859,759
Total other assets	2,502,341	874,894	917,448	4,294,683	(2,502,341)	1,792,342	859,759
TOTAL ASSETS	$2,503,341	$7,710,003	$11,854,741	$22,068,085	$(2,502,341)	$19,565,744	$7,818,039

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Notes payable, current portion	$131,000	$25,000	$240,853	$396,853	$-	$396,853	$-
Lease liabilities, current portion	-	112,516	67,597	180,113	-	180,113	66,518
Accounts payable	-	198,448	98,210	296,658	2	296,660	273,267
Accrued expenses	150,000	272,898	564,268	987,166	-	987,166	957,831
EIDL loans payable	-	-	149,900	149,900	-	149,900	-
Total current liabilities	281,000	608,862	1,120,828	2,010,690	2	2,010,692	1,297,616
Non-current liabilities
Notes payable, long-term portion	-	167,330	6,695,528	6,862,858	-	6,862,858	-
Lease liabilities, long-term portion	-	6,125,749	2,344,104	8,469,853	-	8,469,853	6,238,265
Advances from shareholders of Golfsuites, Inc. (parent company)	1,113,517	-	-	1,113,517	-	1,113,517	-
Advances from GolfSuites, Inc. (parent company)	1,691,239	-	-	1,691,239	-	1,691,239	1,026,858
Total non-current liabilities	2,804,756	6,293,079	9,039,632	18,137,467	-	18,137,467	7,265,123
TOTAL LIABILITIES	3,085,756	6,901,941	10,160,460	20,148,157	2	20,148,159	8,562,739
Equity
Member equity	-	808,062	1,694,281	2,502,343	(2,502,343)	-	-
Common stock, Class A	-	-	-	-	-	-	-
Common stock, Class B	180	-	-	180	-	180	180
Preferred stock, Class A	1,304,534	-	-	1,304,534	-	1,304,534	381,295
Preferred stock, other	-	-	-	-	-	-	-
Retained earnings	(1,887,129)	-	-	(1,887,129)	-	(1,887,129)	(1,126,175)
TOTAL EQUITY	(582,415)	808,062	1,694,281	1,919,928	(2,502,343)	(582,415)	(744,700)
TOTAL LIABILITIES AND EQUITY	$2,503,341	$7,710,003	$11,854,741	$22,068,085	$(2,502,341)	$19,565,744	$7,818,039

(a) GolfSuites Tulsa, LLC reflects 12 months of operations in 2020.	(b) GolfSuites Lubbock, LLC reflects 4½ months of operations in 2020 (acquisition to year-end.).

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc.
Consolidating Statement of Operations
For the Year Ended December 31, 2020

	GolfSuites 1,	GolfSuites	GolfSuites			Consolidated
	Inc.	Tulsa, LLC	Lubbock, LLC	Combined	Eliminations	2020	2019
		(a)	(b)
Revenues	$-	$3,138,601	$1,409,035	$4,547,636	$-	$4,547,636	$976,063
Cost of revenues	-	588,606	222,158	810,764	-	810,764	257,577
Gross profit (loss)	-	2,549,995	1,186,877	3,736,872	-	3,736,872	718,486
Operating expenses
Advertising and marketing	-	33,527	19,147	52,674	-	52,674	46,164
Salaries - Operational	-	1,759,609	517,322	2,276,931	-	2,276,931	646,013
Employee benefits and taxes	-	195,006	30,074	225,080	-	225,080	-
Property lease and affiliated costs	-	17,234	39,638	56,872	-	56,872	-
Equipment and repairs	-	30,502	47,525	78,027	-	78,027	139,125
Gaming and software	-	30,114	40,767	70,881	-	70,881	-
Utilities and telephone	-	98,241	54,245	152,486	-	152,486	63,065
Credit card fees	-	30,527	34,683	65,210	-	65,210	-
Insurance	-	73,410	42,138	115,548	-	115,548	65,736
Professional fees	-	35,945	26,184	62,129	-	62,129	30,072
License fees		19,499	26,859	46,358	-	46,358	-
Property and local taxes	-	26,853	45,000	71,853	-	71,853	-
Other selling, general and administrative	14,361	283,271	206,793	504,425	-	504,425	95,434
Total operating expenses	14,361	2,633,738	1,130,375	3,778,474	-	3,778,474	1,085,609
Net operating profit (loss)	(14,361)	(83,743)	56,502	(41,602)	-	(41,602)	(367,123)
Other income (expense)
PPP Loan Forgiveness	-	475,000	418,400	893,400	-	893,400	-
Depreciation and amortization	-	(160,752)	(235,041)	(395,793)	-	(395,793)	-
Interest expense	(45,000)	(83,482)	(132,295)	(260,777)	-	(260,777)	-
Reg A and Reg D share sale costs	(915,938)	-	-	(915,938)	-	(915,938)	(675,531)
Other income (expense)	-	-	2,418	2,418	-	2,418	-
Net other income (expense)	(960,938)	230,766	53,482	(676,690)	-	(676,690)	(675,531)
Net income (loss) before income from subsidiaries and minority interest	(975,299)	147,023	109,984	(718,292)	-	(718,292)	(1,042,654)
Income from subsidiaries	290,786	-	-	290,786	(290,786)	-	-
Minority interest share of loss (income)	-	-	33,779	33,779	-	33,779	-
Net income (loss)	$(684,513)	$147,023	$143,763	$(393,727)	$(290,786)	$(684,513)	$(1,042,654)

(a) GolfSuites Tulsa, LLC reflects 12 months of operations in 2020.	(b) GolfSuites Lubbock, LLC reflects 4½ months of operations in 2020 (acquisition to year-end.).

The accompanying notes are an integral part of these financial statements.

GolfSuites 1, Inc.

Notes to Financial Statements

As of December 31, 2020

See independent Auditor’s report

NOTE 1 - NATURE OF OPERATIONS

GolfSuites 1, Inc. (which may be referred to as the “Company,” “GS 1,” “we,” “us,” or “our”) is an early stage company devoted to the development and operation of golf driving range and entertainment centers in the United States. The Company will operate under the brand GOLFSUITES. The Company will oversee the acquisition of land, zoning, entitlement, design, construction and operation of the planned facilities.

The Company owns 100% of GolfSuites Tulsa, LLC ("Tulsa") and 100% of GolfSuites Lubbock, LLC (“Lubbock”). Tulsa was formerly operated under the FlyingTee brand and Lubbock still operates under the 4ORE! Golf brand, but is being re-branded to GolfSuites during the first half of 2021. The attached statement of operations includes the operations of Tulsa for 2020 and 2019

(from September 19 through December 31, 2019), and Lubbock since the acquisition date of mid-August. Minority interest in the loss of Lubbock has been reflected in the attached statements due to GS 1’s partial ownership of Lubbock from mid-August through mid-November, when it took over 100% ownership.

The Company incorporated in 2018 in the state of Delaware as KGEM Golf Midwest Inc. and changed its name in January 2019.

Commencing as of February 26, 2021, the Company intends to fund its operations with funding from a securities offering campaign (see note below), funds from revenue producing activities, and if necessary, advances from GolfSuites, Inc., its parent entity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company has adopted December 31 as the year end for reporting purposes.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2020, the Company is operating as a going concern.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less, at the time of purchase, to be cash equivalents. Cash consists of currency held in the Company’s checking accounts. As of December 31, 2020 GolfSuites’ consolidated cash balances totaled $538,519.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2020, the Company had accounts receivable from credit card companies totaling $64,434.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets. Depreciation for the year ended December 31, 2020 totaled $258,670.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019 the net property, plant and equipment consisted of the following:

	2020	2019
GolfSuites Tulsa, LLC ("Tulsa")	$534,946	$608,132
GolfSuites Lubbock, LLC ("Lubbock")	7,940,211	-
Total	$8,475,157	$608,132

Goodwill

The Company has recorded Goodwill related to the acquisition of its Tulsa and Lubbock golf operating entities in 2019 and 2020 respectively. Management has reviewed the amounts recorded as Goodwill in accordance with ASC 350-20-35-3C and has determined that the fair values of Tulsa and Lubbock are greater than carrying values, including Goodwill. Therefore, no impairment losses were recorded for 2020 or 2019. Following is a summary of the Goodwill values for Tulsa and Lubbock.

	Tulsa	Lubbock	Total
Acquisition cost	$1,019,878	$1,550,517	$2,570,395
Value of assets and liabilities acquired	160,119	661,022	821,141
Goodwill	$859,759	$889,495	$1,749,254

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, cryptocurrency valuation and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized.

The Company is taxed as a C Corporation for federal and state income tax purposes. As the Company has recently been formed, no material tax provision exists as of the balance sheet date.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020 and 2019, the Company had no uncertain tax positions requiring accruals.

The Company is current with its foreign, US federal and state income tax filing obligations and is not currently under examination from any taxing authority.

Revenue Recognition

In 2019, the Company adopted ASC 606, Revenue from Contracts with Customers, as of inception. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with GAAP, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Concentration of Credit Risk

The Company maintains its cash with major financial institutions located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. Management believes the risk of loss is minimal.

Recent Accounting Pronouncements

In February 2016, FASB issued ASU No. 2016-02, Leases, that require organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230).” ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

As described above, the Company was recently formed and has incurred costs of its start-up operations, capital raising, and seeking to bring operations to positions of profitability. As such, no material tax provision yet exists.

NOTE 4 – NOTES PAYABLE

Notes payable consists of the following debt instruments as of December 31, 2020.

	Current	Long-term	Total
GolfSuites 1, Inc. unsecured note payable	$131,000	$-	$131,000
Tulsa equipment financing	25,000	167,330	192,330
Lubbock mortgage financing on land and buildings	240,853	6,695,528	6,936,381
Total	$396,853	$6,862,858	$7,259,711

NOTE 5 – LEASE OBLIGATIONS

Tulsa and Lubbock lease land and/or buildings for each of the facilities. In accordance with generally accepted accounting principles, the right of use assets are reflected in the attached balance sheet at the present value of future lease payments, as are the related lease liabilities over the term of the respective leases.

No payments were required under the Tulsa lease until August 2020. Therefore, the right of use asset and related liability was recorded as of December 31, 2019; however, no amortization or interest was recorded until lease payments began in August 2020, by mutual agreement of the lessor and Tulsa. Lubbock assumed the lease of land that began prior to acquisition on August 19, 2020. The present value of future lease payments was recorded at the acquisition date.

The discount rate used in each of the present value calculations above is 4.000%, the incremental borrowing rate for Tulsa and Lubbock. The right of use assets are amortized straight-line over the life of each lease.

The table below provides a summary of the leases as of December 31, 2020.

	Tulsa	Lubbock	Total
Lease end date	07/31/2050	10/31/2038
Payment as of December 31, 2020	$30,000	$13,525	$43,525
Scheduled payment increase	n/a	2% / year on November 1
Asset value at inception or acquisition date	$6,304,783	$2,437,633	$8,742,416
Accumulated amortization	(87,566)	(49,557)	(137,123)
Right of use asset, net at December 31, 2020	$6,217,217	$2,388,076	$8,605,293
Principal portion lease obligation payments by year:
2021	$112,516	$67,597	$180,113
2022	117,102	73,668	190,770
2023	121,871	80,053	201,924
2024	126,838	86,765	213,603
2025	132,006	93,820	225,826
Thereafter	5,627,932	2,009,798	7,637,730
Total	$6,238,265	$2,411,701	$8,649,966
Total land and building lease payments for the next five years:
2021	$360,000	$162,843	$522,843
2022	360,000	166,100	526,100
2023	360,000	169,422	529,422
2024	360,000	172,811	532,811
2025	360,000	176,267	536,267
Five year total	$1,800,000	$847,443	$2,647,443

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or founders.

NOTE 7 – EQUITY

As of December 31, 2018, the Company had authorized 200,000,000 shares of common stock, of which 18,000,000 shares had been issued to its parent company, at par, in exchange for $180. In January 2019, the Company underwent a recapitalization of its share structure. The Company converted the 18,000,000 shares of common stock into 18,000,000 shares of Class B common stock (which is still held by the Company's parent).

Additionally, the Company has authorized 132,000,000 shares of Class A common stock and 50,000,000 shares of preferred stock, of which 10,000,000 shares are designated as Class A preferred stock, which is convertible into Class A common stock. None of the shares of the Class A common stock has been issued. The company issued preferred stock valued at $923,329 and $381,295 in 2020 and 2019, respectively.

Class A common stockholders are entitled to a single vote per share and have equal dividend and liquidation preferences as Class B common stockholders. Class B common stockholders have five votes per share and shares of Class B common stock can be converted into shares of Class A common stock at the option of the holder. Class A preferred stockholders are entitled to a single vote per share and to an 8 percent annual dividend, which will accrue if funds are not legally available to distribute, in addition to a liquidation preference. Shares of Class A preferred stock can be converted into shares of Class A common stock at the option of the holder and shares will be automatically converted in the event of a qualified public offering, as defined in the certificate of incorporation, as amended.

NOTE 8 – RELATED PARY TRANSACTIONS

The Company has received working capital from its parent entity to cover expenses and costs while preparing for the securities offering. The balance of these advances at December 31, 2020 and 2019 totaled $1,691,239 and $1,026,858, respectively. In addition, the Company received advances from shareholders of the parent entity. The balance of these parent entity shareholder advances totaled $1,113,517 as of December 31, 2020. These advances are recorded as liabilities of the Company. The Company has formalized some of these borrowings but expects to repay all of these amounts whether a formal promissory note exists or not. The agreements are between related parties. Therefore, there is no guarantee that rates or terms are commensurate with arm’s-length arrangements.

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis.

NOTE 10 – SUBSEQUENT EVENTS

Securities Offering

On January 8, 2021 the Company re-filed its Reg A offering. The company was qualified by the SEC on February 18, 2021 and began selling the securities. The Company engaged with various advisors and other professionals to facilitate the offering who are being paid customary fees and equity interests for their work.

Management’s Evaluation

Management has evaluated subsequent events through April 20, 2021, the date these financial statements were available to be issued.  Based on this evaluation, the following subsequent event is disclosed. No additional material events were identified which require adjustment or disclosure in the restated financial statements.

On March 16, 2021 GS 1 formed GolfSuites Baton Rouge, LLC, a Louisiana limited liability company (“GSBR”) for the purpose of leasing an approximate 18-acre existing driving range that had been closed for operations. This site will be developed at an estimated total cost of $750,000. Upon completion it will operate as a 40-bay facility offering the same services as GS 1’s Tulsa and Lubbock sites. The expected completion of development and opening of GSBR is late in the second quarter of 2021. All funding for this site will be provided by GS 1’s Reg A share sales and/or advances from GolfSuites’ common shareholders.

Item 8.

INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

1.1	Dalmore Group, LLC Broker-Dealer Agreement dated December 29, 2020*
2.1	Second Certificate of Amendment to the Amended and Restated Certificate of Incorporation*
2.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation*
2.3	Amended and Restated Certificate of Incorporation*
2.4	Bylaws*
4	Form of Subscription Agreement*
6.1	Management Services Agreement between GolfSuites 1, Inc. and KGEM Golf, Inc. dated January 17, 2019*
6.2	MIP Agreement dated August 2020*
6.3	4ORE Golf Lease Agreement dated November 2018*
6.4	Assignment of LLC interest and Amendment to LLC Agreement of GolfSuites Tulsa, LLC dated December 31, 2020*
6.5	Lease Agreement between Onefire Holding Company, LLC, and GolfSuites Tulsa, LLC, dated September 13, 2019*
6.6	Lease Amendment Agreement between Onefire Holding Company, LLC and GolfSuites Tulsa, LLC dated March 5, 2020.
8	Form of Escrow Agreement*

*	Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Riverview, State of Florida, on April 30, 2021.

GolfSuites 1, Inc.
By:	/s/ Gerald Ellenburg
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons in the capacities and on the dates indicated.

By:	/s/ Gerald Ellenburg
Gerald Ellenburg
Chief Executive Officer and Sole Director
April 30, 2021

By:	/s/ Gerald Ellenburg
Gerald Ellenburg
Interim Chief Financial Officer and Chief Accounting Officer
April 30, 2021